Exhibit 3.2

AMENDMENT TO
THE AMENDED AND RESTATED
BY-LAWS OF ANAREN, INC.

Amend Article III, Section 1(b) to read as follows:

Article III, Section 1(b) of the by-laws of the Corporation should be amended to read in its entirety as follows (underlined text denotes amended language):

The Board of Directors shall be divided into three classes as nearly equal in number as possible.  As set forth in Section 1 of Article II of these By-laws, and except as provided in Section 8 of this Article III, directors shall be elected by the shareholders at the annual meeting of shareholders.  Initially, the directors of the first class shall serve for a term of one year; the directors of the second class for a term of two years; and the directors of the third class for a term of three years; and at each annual election the successors to the class of directors whose terms shall expire in that year shall be elected to hold office for a term of three years by a majority of the votes cast at such meeting, so that the term of office of one class of directors shall expire in each year.  When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so apportioned among the classes so as to make all classes as nearly equal in number as possible.  When the number of directors is increased by the Board of Directors and any newly created directorships are filled by the Board of Directors, there shall be no classification of the additional directors until the next annual meeting of shareholders.

(i)  A plurality vote standard shall be retained for contested elections, that is, when the number of director nominees exceeds the number of Board seats up for election.  In a contested election of directors, the candidates receiving the highest number of votes, up to the number of directors to be elected in such election, shall be elected.  Shareholders shall not have the right to vote against a nominee in a contested election of directors.

(ii)    If an incumbent director who is a candidate for re-election is not re-elected, the director shall be deemed to have tendered his or her resignation to the Board.